Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following 2017 annual report is being distributed to CTWS shareholders with CTWS’s Annual Report on Form 10-K and CTWS’s proxy statement for its 2018 annual meeting dated April 6, 2018.

Water colors our world Connecticut Water 2017 Annual Report 1

Weare dedicated to being an integral part of and improving the communities we serve. We look for opportunities to partner with community leaders and local organizations on projects to improve water quality, preserve the environment, promote education, and benefit the community as a whole.
S O C I A L R E S P O N S I B I L I T Y We understand that being a responsible member of any community means giving — financial support, our time, and our unique expertise. One area of focus in 2017 was educating children about water conservation and the water cycle through our Water Drop Watcher school program. Overall, our employee volunteers taught more than 2,000 students in 77 classrooms throughout the school year. Our Help to Our Customers (H2O) program offers assistance to customers who are facing financial challenges. We work with eligible customers and local social service agencies to identify available resources, establish a payment plan for unpaid balances, and provide financial assistance with water bills. The company provides financial support to a number of civic and community organizations, and our employees regularly organize collections of clothing, food, pet supplies, and holiday toys to help our neighbors. Our company financially supports and our employees have been actively engaged in Water for People, a nonprofit organization with a mission to develop sustainable, high-quality drinking water and sanitation services in Central and South America, Africa, and Asia.
Our award-winning program Be Sure Before You Open the Door helps protect our customers from imposters posing as utility workers. Prior to a scheduled appointment, a photo of the employee who will be on-site is e-mailed to the customer, giving him or her confidence in knowing whom to expect before they open the door. On the opposite page: Third-graders from the Prudence Crandall School in Enfield, Connecticut, with our employees Jo and Cindy. Jo is one of the many employees at the company who has been involved over the past 24 years in fundraising to support the mission of Water for People.
The cover features third-graders from the Prudence Crandall School in Enfield with their teacher, Mrs. Shea. The back cover features more Prudence Crandall third-graders with their principal, Mrs. Miller, and Connecticut Water’s David Radka, who brought the Water Drop Watcher program to their school.
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We strive to be good stewards of the natural resources entrusted to us and to manage those resources in a manner that promotes water and energy conservation, source protection, and preservation of open space.ENVIR ONMENT A L S T E W A R D S H I P Our companies control more than 8,500 acres of land in New England. The activities on this land have an impact on the quality of our water supplies. We have robust source water protection programs in place to protect these lands and the water they produce for current and future generations. Over the years, our companies have worked with communities and land use organizations to preserve more than 2,200 acres of land as protected open space. Of note is a planned conservation easement sale and donation of 1,300 acres of watershed land around Mirror Lake and Grassy Pond in Rockport, Maine, to the Coastal Mountain Land Trust. The conservation easement will allow the development of a low-impact, multipurpose trail network called the “Round the Mountain Trail.” This nine-mile trail system will provide four-season opportunities to explore Ragged Mountain on foot, skis, snowshoes, and bicycles. Our commitment to the environment extends beyond our lands. Our new Rockville Water Treatment Facility, which went online in 2017, used a design standard that mirrors LEED (Leadership in Energy and Environmental Design) criteria.
We are already seeing significantly reduced energy usage in this facility compared to its predecessor. We are using the Envision framework, published and administered by the Institute for Sustainable Infrastructure, for the design of the new Saco River Water Treatment Facility in Biddeford, Maine. We continue to look for opportunities to reduce the miles driven by our vehicle fleet, to install energy-efficient lighting and pumps, and to leverage technology to reduce our energy footprint. Our recent LED lighting improvements alone are expected to reduce our annual energy usage by 160,000 kilowatt-hours and our greenhouse gas emissions by 180,000 pounds. Additional information regarding our environmental stewardship initiatives is available in our latest corporate sustainability report, which was issued in 2017. The report highlights our achievements over the past several years in conducting our business operations in a manner that respects the natural environment and values service to customers, communities, employees, and shareholders. It is available at http://ir.ctwater.com.
On the opposite page: Photos of our people, featuring our commitment to the environment and service to the community.
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Honesty is one of our core values. We believe in the power of this value, and we know the only way to deliver on our commitments to customers, employees, communities, and shareholders is through trust. We hold ourselves to the highest standards of integrity, ethical behavior, and transparency.
GO VERNANCE Trust is at the core of our business. Families trust that we will deliver clean, safe drinking water to their homes. Communities trust that we have robust and resilient systems that support public fire protection and economic development. Employees trust that we will honor the commitments we have made to ensure that they have rewarding careers at our company.    The company has a comprehensive enterprise risk management (ERM) program. ERM considers threats and uncertainties that may impact the organization’s ability to serve customers, employees, regulators, shareholders, the environment, and communities. Senior leaders in our company, assisted by an internal ERM team, have the responsibility to proactively identify, assess, and monitor business risks; execute risk management activities; and report on the results of these activities. Top risks are reassessed annually, and appropriate mitigation strategies are developed, implemented, and tracked to ensure success.
Cybersecurity has been a focus of ours. We are continuously evaluating our systems, hardening them as necessary, and educating our people on safe cyber practices. We manage hundreds of internal and external obligations through a recently implemented compliance tracking tool. We also have robust programs for workplace safety, violence prevention, and ethics compliance. In addition to managing current risks and obligations, good governance requires proactive planning so that our systems can meet the needs of future generations. In 2018, our board approved a $66.2 million capital spending plan that includes funding to commence construction on the new Saco River Water Treatment Facility and $23.0 million in infrastructure replacement through the Water Infrastructure and Conservation Adjustment and Water Infrastructure Charge. We are proud to say that our board continues to lead in the area of gender diversity, and we have been recognized by the Nasdaq Stock Market and other organizations for achieving gender parity.
On the opposite page: Board chair Carol P. Wallace with CTWS’s board of directors. Director Lisa Thibdaue, chair of the Audit Committee that oversees our cybersecurity program. Director Brad Hunter, highlighting the connection to Maine and the considerable infrastructure investments planned there.
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Financial Highlights
Years Ended December 31     20172016% Change
Financials (in thousands)
Operating Revenues    $107,054 $98,6678.5%
Total Revenues    $113,849 $105,3168.1%
Gain (Loss) on Real Estate
Transactions, Net of Taxes    $33 $(54)- 161.1%
Non-Water Sales Earnings,
Net of Taxes    $1,167 $1,219- 4.3%
Net Income    $25,054 $23,3877.1%
Common Stock (per share)
Basic Earnings per Average Share    $2.17 $2.122.4%
Stock Price (end of year)    $57.41 $55.852.8%
Dividends Declared    $1.175 $1.1155.4%
Book Value per Share (end of year)    $24.34 $20.9816.0%
Operations
Number of Customers (end of year)     135,645124,9688.5%
Number of Employees (end of year)     29426610.5% 8

D E A R S H A R E H O L D E R S,
I am pleased to report that 2017 was another strong year for your company.
We again grew our revenue and earnings, served our customers well, were good stewards of the natural resources entrusted to us, and supported our local communities.
In 2017, we increased our quarterly common stock dividend by 5.3 percent. We have now raised our dividend payments for 48 years in a row. Over the past three years, our annual dividend payments have increased by 11.9 percent.
We are also pleased that 2017 was the 17th straight year that we achieved high levels of customer satisfaction and the 14th consecutive year we have received recognition for employee construction safety. 2017 FINANCIAL RESULTS In 2017, net income grew 7.1 percent to    $25.1 million, and basic earnings per share grew 2.4 percent to $2.17. Total revenues increased to $113.8 million, an 8.1 percent gain from 2016. The market has taken note of our progress: Our stock price at year-end 2017 closed 2.8 percent higher than at the previous year-end. And over the past three years, our closing stock price has grown by 51.0 percent. In every year since 2012 and in 10 out of the past 11 years, our closing stock price at year-end has been higher than it was at the previous year-end. We are able to consistently deliver solid results by successfully executing our growth strategy, which consists of
• prudent acquisitions of water and wastewater utilities to expand our service areas; ongoing investment in infrastructure to enhance service reliability and water quality, with timely rate recovery of those investments; and continued development of strong non-regulated utility businesses.
ACQUISITIONS AND SERVICE AREA GROWTH In 2017, we completed two large acquisitions in Connecticut that added nearly 10,000 water customers and we entered the regulated wastewater market with 3,000 customers. Following timely regulatory approvals, both acquisitions have been successfully integrated into our operations and have been accretive to earnings.
We completed the acquisition of The Heritage Village Water Company (Heritage Village) in February 2017 in a transaction with an enterprise value of $21.5 million. Heritage Village owns and operates Connecticut’s only wastewater utility regulated by the Connecticut Public Utilities Regulatory Authority (PURA). All other large-scale wastewater operations in the state are municipally owned. Owning the only PURA-regulated wastewater operation opens up additional expansion opportunities. In addition to 3,000 wastewater customers, Heritage Village brought us 4,700 water customers. Connecticut Water had managed Heritage Village’s water and wastewater operations through our non-regulated utility operations for more than a decade, and that relationship proved advantageous when the former owners were considering a sale. We completed the acquisition of The Avon Water Company (Avon Water) in July 2017 in a transaction with an enterprise value of approximately $39.1 million. Avon Water, with a 100-year-long record of service, supplies water to 4,800 customers in three communities.
Since January 2012, Connecticut Water has grown its customer base by 54.0 percent, or
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more than 45,000 water and 3,000 wastewater customers, primarily through large acquisitions in both Maine and Connecticut. Our team has successfully integrated these acquisitions to create value while providing world-class customer service, a reliable supply of high-quality water, and dependable wastewater service. At the same time, we have honored our commitments to the environment, the communities we serve, and our employees. Besides seeking acquisitions of larger water systems such as Heritage Village and Avon Water, we will continue to pursue smaller “tuck-in” water systems near our existing operations where we can create long-term value by improving operations and enhancing efficiency. INFRASTRUCTURE INVESTMENT We invested more than $51.5 million in 2017 to improve our distribution system, treatment facilities, and related infrastructure. Recovery of these types of infrastructure investments through regular rate adjustments is central to our earnings growth strategy.
The states of Connecticut and Maine both have programs that allow us to recover infrastructure investments between general rate cases. The details of each program vary by state, but each allows the recovery of eligible infrastructure investment through a surcharge on customer bills that can be adjusted twice a year. In 2017, we invested 43.8 percent of our capital spending, or $22.6 million, in eligible projects. Regulators typically review and approve our replacement plans before the work begins, so we can be confident that we will recover those investments when those projects are completed and in service for the benefit of our customers. Connecticut’s infrastructure program is called the Water Infrastructure and Conservation Adjustment (WICA), and it was enacted in 2007. Over the past 10 years, we have replaced more than 118 miles of aging pipe, or about 7.5 percent of our distribution system piping, through WICA. The replaced pipe had an average age of 75 years. Maine’s Water Infrastructure Charge (WISC) program has been in effect since 2014. During that time, we have replaced 15 miles of aging water mains, upgraded pump stations, constructed a 3-million-gallon storage tank, replaced control systems, and funded treatment improvements through WISC. In 2017, Connecticut Water completed the replacement of its Rockville Water Treatment Facility. The new facility will meet the current and future needs of families and communities in North Central Connecticut. Compared with the former plant, which was built in 1970, the new facility can treat more water, maintain consistent output during facility maintenance, provide greater operating efficiencies, improve reliability, enhance energy management, and generate significant environmental benefits. Construction of this facility began in the fall of 2015, and it was brought online in May 2017, ahead of schedule. The rapid completion of the project is a testament to the coordination with our consultant and contractors and our collaboration with the Connecticut Department of Public Health, which allowed us to use an alternative design-build approach. This project delivery method allowed construction to progress as phases of the design were completed, compared with a traditional approach of starting construction after plans were 100 percent final. In addition, the commitment and attention to detail from our employees and contractors helped us construct a state-of-the-art treatment facility ahead of schedule. The project had an overall cost of $36.4 million. The replacement of our largest treatment facility in Maine, the Biddeford Water Treatment Facility, has begun. The facility, which went online 134 years ago in 1884, is likely the oldest drinking water treatment facility in service in the nation. Its replacement,
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the Saco River Water Treatment Facility, will rely on the Saco River for its supply just as the current facility does, but it will use updated water treatment technology. It will also be located outside the flood zone. In addition to serving our customers, the new facility can be a resource for neighboring communities in Southern Maine. Construction of the new facility will begin later this year and is expected to be completed in 2020. For 2018, the board of directors has approved a $66.2 million capital spending plan. This year, 34.7 percent, or $23.0 million, has been allocated to projects eligible for recovery through the WICA and WISC mechanisms. An additional $15.7 million has been allocated to treatment improvements, with half of that targeted for the new drinking water treatment facility in Biddeford. NON-REGULATED BUSINESSES We achieve earnings not only from regulated utility operations but also from non-regulated, low-risk ventures related to our core business. These ventures, which involve little or no capital investment, make up our Services and Rentals segment. In 2017, this segment generated $5.1 million in revenue and $1.2 million in net income— or 4.5 percent and 4.7 percent, respectively, of our total revenues and earnings (the segment’s income contribution is shown in the Consolidated Statements of Income as “Non-Water-Sales Earnings”). The most significant of the segment’s businesses are the utility operating services that we provide under contract to municipalities and other water systems, and the Linebacker® program, which covers the cost to customers of repairing broken or leaking water or wastewater lines and internal household plumbing. These businesses are a good strategic fit and help us build our brand as we serve customers and communities.
DAVID C. BENOIT PRESIDENT AND CHIEF EXECUTIVE OFFICER
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CORPORATE SUSTAINABILITY AND RESPONSIBILITY Connecticut Water issued its latest corporate sustainability report in 2017. The report is available at http://ir.ctwater.com and highlights our achievements over the past several years, including • setting aside thousands of acres as protected open space by working with local communities and land trusts; • maintaining recreation programs, when and where appropriate, to share natural resources entrusted to us; • offering customer assistance programs for customers experiencing financial hardships; • creating a customer protection program that provides the customer with a photo of our employee via e-mail before that employee knocks on the door for a service appointment; and • reducing our carbon footprint through energy-management efforts and more efficient routing of our service vehicles. THE CTWS EXECUTIVE LEADERSHIP TEAM,    FROM LEFT TO RIGHT:    MAUREEN P. WESTBROOK, RICHARD L. KNOWLTON, DAVID C. BENOIT, CRAIG J. PATLA, AND KRISTEN A. JOHNSON With respect to water conservation, we built on the success of our Connecticut 2016 residential Water Drop Challenge by launching the Water Drop Watcher education program in 2017. The program is geared toward third-graders and features a curriculum on water conservation and the water cycle. Our employees volunteered as teachers and visited nearly 80 classrooms in 2017, educating more than 2,000 children about water. We received great feedback from participating schools and look to build on the success of this program in 2018. In addition to conducting the Water Drop Watcher program, we have welcomed schools, fire departments, and community leaders to tour our facilities and deepen their understanding about water, how it is treated and distributed, and why it is a natural resource that needs to be protected. Our culture of service and responsibility also extends to our communities. Over the past several years, our employees have organized and participated in a wide variety of community events—such as collections of coats, toys, and food—to benefit those in our communities who can use a helping hand. Employees also organized a collection to benefit the residents of the Connecticut Veterans Home and “adopted” a local family over the holiday season. They also organized watershed cleanups and aquifer plantings to protect and preserve our water sources. 12

Last year was the 14th consecutive year that our company was recognized for its construction safety program by the Connecticut Construction Industries Association. This recognition is the result of an unwavering commitment to employee safety that extends across our Connecticut and Maine subsidiaries. SATISFYING CUSTOMERS Each year, an independent research firm surveys our customers to measure their perceptions of the company and the service they have received. Our 2017 survey found that we had again achieved world-class customer satisfaction levels, earning ratings even higher than those we received in 2016. Our year-end Customer Satisfaction Index (CSI) score (a weighted average of Connecticut Water’s and Maine Water’s CSI scores) was an outstanding 93.3 percent. We have achieved a CSI at world-class levels of 85.0 percent or better for each of the past 17 years. Further, after completing the Heritage Village and Avon Water acquisitions, we conducted a baseline survey of satisfaction among their customers. Both companies earned CSI scores above 91.0 percent. MERGER AGREEMENT We are excited about the recent announcement that Connecticut Water and SJW Group have entered into a definitive agreement to combine through a merger of equals. Through this combination, which is expected to close by year-end 2018, we will create the third-largest investor-owned water and wastewater utility in the United States, based on pro forma enterprise value and combined rate base. The increased scale and more diverse geographic footprint of the new organization provide the opportunity for investments in service and reliability that can enhance value for shareholders as well as for customers and communities. The news release regarding the merger, issued on March 15, 2018, and additional information regarding the transaction are available at www.sjw-ctws.com. CONSISTENT FINANCIAL PERFORMANCE Our conservative approach to financial management delivers consistent performance, high earnings quality, a robust balance sheet, and a strong dividend yield. According to Standard and Poor’s, our cumulative total return to shareholders (assuming reinvestment of dividends) was 220.8 percent for the five-year period from 2013 to 2017. We paid $1.175 in dividends per common share in 2017, for a dividend yield of 2.0 percent as of year-end 2017. Since our founding in 1956, we have paid a dividend without interruption or reduction for 247 consecutive quarters, or 62 years, and we have raised our dividend payments for 48 consecutive years. IN CLOSING    I don’t want to end this message without recognizing Eric Thornburg for his many contributions to Connecticut Water. Eric served as chairman, president and CEO from 2006 until 2017, and he helped our employees and leaders build a culture based on trust, respect, and service. We thank him for his leadership and service. We will continue to build on that strong foundation and culture of service to our customers, employees, and communities. I also want to thank our board of directors for their support in 2017. Our board chair, Carol Wallace, was extremely helpful to me, offering valuable advice and encouragement. On behalf of the board and my colleagues at the Connecticut, Maine, Avon and Heritage Village water companies, I thank you for your support. I am honored to have the opportunity to lead this organization. We look forward to another successful year. All the best! David C. Benoit    President and Chief Executive Officer 13

DIRECTORS AND COMMITTEES AGE AS OF MAY 10, 2018, IN PARENTHESES, FOLLOWED BY 2017 COMMITTEE MEMBERSHIPS RICHARD FORDE (64) 2, 3, 4    RETIRED; FORMER SENIOR VICE PRESIDENT    AND CHIEF INVESTMENT OFFICER OF    CIGNA CORPORATION;    TRUSTEE OF BATES COLLEGE MARY ANN HANLEY (61) 1, 3    AN ATTORNEY; ASSISTANT TO THE    PRESIDENT OF ST. FRANCIS HOSPITAL    AND MEDICAL CENTER; DIRECTOR, THE    VALENCIA SOCIETY (ENDOWMENT FUND) HEATHER HUNT (52) 2, 3    AN ATTORNEY; EXECUTIVE DIRECTOR    OF THE NEW ENGLAND STATES    COMMITTEE ON ELECTRICITY BRADFORD A. HUNTER (62) 3, 4    RETIRED; FORMER CHIEF FINANCIAL    OFFICER OF DEAD RIVER COMPANY;    TRUSTEE OF BOWDOIN COLLEGE LISA J. THIBDAUE (65) 1, 2    RETIRED; FORMER VICE PRESIDENT,    RATES, REGULATORY AFFAIRS AND    COMPLIANCE, NORTHEAST UTILITIES CAROL P. WALLACE (63) 2, 3, 4    BOARD CHAIR;    RETIRED; FORMER PRESIDENT    AND CHIEF EXECUTIVE OFFICER    OF COOPER-ATKINS CORPORATION ELLEN C. WOLF (64) 2, 4    RETIRED; FORMER SENIOR VICE PRESIDENT    AND CHIEF FINANCIAL OFFICER OF    AMERICAN WATER WORKS COMPANY, INC. DAVID C. BENOIT (61)    PRESIDENT AND CHIEF EXECUTIVE    OFFICER OF THE COMPANY KRISTEN A. JOHNSON (52)    VICE PRESIDENT, HUMAN RESOURCES AND    CORPORATE SECRETARY OF THE COMPANY    OFFICERS DAVID C. BENOIT    PRESIDENT AND CHIEF EXECUTIVE OFFICER RICHARD L. KNOWLTON    DIVISION PRESIDENT,    THE MAINE WATER COMPANY KRISTEN A. JOHNSON    VICE PRESIDENT, HUMAN RESOURCES    AND CORPORATE SECRETARY CRAIG J. PATLA    VICE PRESIDENT, SERVICE DELIVERY MAUREEN P. WESTBROOK    VICE PRESIDENT, CUSTOMER    AND REGULATORY AFFAIRS PETER J. BANCROFT    ASSISTANT TREASURER AND                DIRECTOR, RATES AND FORECASTING ROBERT J. DOFFEK    CHIEF FINANCIAL OFFICER,    TREASURER AND CONTROLLER 1 Audit Committee appoints, compensates and oversees the work of the independent auditors of the company and subsidiaries; monitors the company’s financial reporting process and internal controls system; and oversees the company’s enterprise risk management and cybersecurity initiatives. 2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews company fringe benefit plans other than retirement plans; and administers the performance stock programs. 3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendations to the board; oversees the company’s succession planning process; and reviews the overall effectiveness of the board. 4 Corporate Finance and Investments Committee reviews the Pension Trust Fund of The Connecticut Water Company Employees’ Retirement Fund, the Connecticut Water Company Savings Plan [401(k)], the Connecticut Water Company Welfare Benefits Plan for Retirees for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; makes recommendations to and advises the board on financial policy and issuance of securities; and assists in the evaluation of proposed merger and acquisition transactions. 14

SHAREHOLDER/INVESTOR SHAREHOLDER AND INVESTOR CONTACT LAURIE I. FELLEMAN ASSISTANT CORPORATE SECRETARY CONNECTICUT WATER SERVICE, INC. 93 WEST MAIN STREET CLINTON, CONNECTICUT 06413 TEL.: 860-664-6015 FAX: 860-669-5579 WEBSITE: WWW.CTWATER.COM E-MAIL: LFELLEMAN@CTWATER.COM ANNUAL MEETING THURSDAY, MAY 10, 2018 MADISON BEACH HOTEL    94 WEST WHARF ROAD MADISON, CONNECTICUT 06443 INDEPENDENT PUBLIC ACCOUNTANTS BAKER TILLY VIRCHOW KRAUSE, LLP PHILADELPHIA, PENNSYLVANIA 19103 TRANSFER AGENT AND INTERNET ACCESS FOR REGISTERED SHAREHOLDER ACCOUNTS BROADRIDGE CORPORATE ISSUER    SOLUTIONS (BROADRIDGE) P.O. BOX 1342 BRENTWOOD, NEW YORK 11717 TOLL-FREE: 888-205-0681 INTERNATIONAL: 720-358-3608 FAX: 215-553-5402 WEBSITE: HTTP://    SHAREHOLDER.BROADRIDGE.COM/CTWATER E-MAIL: SHAREHOLDER@BROADRIDGE.COM NUMBER OF REGISTERED SHAREHOLDERS ACCOUNTS AS OF MARCH 1, 2018: 3,100 LEGAL COUNSEL MURTHA CULLINA LLP HARTFORD, CONNECTICUT 06103    STOCK TRADING, DIVIDENDS, PREFERRED STOCK • COMMON STOCK OF CONNECTICUT WATER SERVICE, INC.    IS TRADED ON NASDAQ: CTWS.    • PROJECTED DIVIDEND DATES ARE 6/15/18, 9/14/18,    12/14/18. • CUMULATIVE PREFERRED A; SYMBOL CTWSO. THE    CURRENT QUARTERLY DIVIDEND IS $0.20 PER SHARE. • PREFERRED 90; SYMBOL CTWSP. THE CURRENT    QUARTERLY DIVIDEND IS $0.225 PER SHARE. DIVIDEND TAX STATUS • THE COMPANY ESTIMATES THAT ALL COMMON STOCK    DIVIDENDS PAID IN 2017 ARE TAXABLE AS DIVIDEND INCOME. REGISTERED SHAREHOLDERS RECEIVED THE    APPROPRIATE TAX FORMS FROM BROADRIDGE    IN JANUARY FOR DIVIDENDS RECEIVED IN    THE PREVIOUS YEAR. FEATURES OF THE CTWS DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN • INITIAL INVESTMENT OF $50 FOR CUSTOMERS AND    EMPLOYEES OF CTWS UTILITY SUBSIDIARIES. INITIAL    INVESTMENT OF $500 FOR OTHER INVESTORS. • UP TO $17,500 PER QUARTER MAY BE INVESTED    THROUGH OPTIONAL CASH PURCHASES. THE MINIMUM    OPTIONAL CASH PURCHASE IS $50 PER MONTH. • OPTIONAL CASH PURCHASES AUTOMATICALLY    WITHDRAWN FROM A BANK ACCOUNT. • PLAN PROSPECTUS AVAILABLE AT HTTP://IR.CTWATER.COM. • FLAT FEE TO SELL SHARES (NO PER SHARE FEE). • PURCHASE ADDITIONAL SHARES WITH NO    COMMISSIONS OR FEES. 15

CONNECTICUT WATER AND SUBSIDIARIES    AT A GLANCE (AS OF MARCH 1, 2018) CONNECTICUT WATER SERVICE, INC. HAS FOUR REGULATED WATER UTILITY SUBSIDIARIES:    THE CONNECTICUT WATER COMPANY, WHICH IS REGULATED BY    THE CONNECTICUT PUBLIC UTILITIES REGULATORY AUTHORITY (PURA), SUPPLIES WATER TO 94,000 CUSTOMERS, OR APPROXIMATELY 330,000 PEOPLE, FOR RESIDENTIAL, COMMERCIAL, INDUSTRIAL AND MUNICIPAL PURPOSES IN 56 CONNECTICUT COMMUNITIES. SOURCES: 18 SURFACE SUPPLIES    AND MORE THAN 200 WELLS SERVICE AREA: CONNECTICUT WATER’S SERVICE AREA IS PREDOMINANTLY SUBURBAN    AND RURAL. APPROXIMATELY    91 PERCENT OF ITS CUSTOMERS ARE CLASSIfiED AS RESIDENTIAL, AND ABOUT 7 PERCENT ARE CLASSIfiED AS COMMERCIAL OR INDUSTRIAL. THIS ANNUAL REPORT IS PRINTED ON RECYCLED PAPER. PAPER FOR THE 10-K SECTION IS FSC CERTIFIED, ACID-FREE    AND ECF (ELEMENTAL CHLORINE-FREE). THE PRINTING FACILITY THAT PRODUCED THIS REPORT GENERATES OVER 50 PERCENT OF THEIR ENERGY FROM WIND AND IS AN EPA GREEN POWER PARTNER.    THE MAINE WATER COMPANY, WHICH IS REGULATED BY THE MAINE PUBLIC UTILITIES COMMISSION (MPUC), SUPPLIES WATER TO MORE THAN    32,000 CUSTOMERS, OR NEARLY 80,000 PEOPLE, FOR RESIDENTIAL, COMMERCIAL, INDUSTRIAL    AND MUNICIPAL PURPOSES IN 21 MAINE COMMUNITIES. SOURCES: SEVEN SURFACE SUPPLIES AND 14 WELLS SERVICE AREA: MAINE WATER’S SERVICE AREA IS A MIX OF URBAN, SUBURBAN AND RURAL. APPROXIMATELY 88 PERCENT OF CUSTOMERS ARE CLASSIFIED AS RESIDENTIAL, AND ABOUT 10 PERCENT ARE CLASSIFIED AS COMMERCIAL OR INDUSTRIAL.    THE HERITAGE VILLAGE WATER COMPANY, WHICH IS REGULATED BY PURA, SUPPLIES WATER TO 4,700 WATER CUSTOMERS, 3,000 WASTEWATER CUSTOMERS OR MORE THAN 16,000 PEOPLE,    FOR RESIDENTIAL, COMMERCIAL, INDUSTRIAL AND MUNICIPAL PURPOSES IN THREE CONNECTICUT COMMUNITIES. SOURCES: FIVE WELLS SERVICE AREA: HERITAGE VILLAGE WATER’S SERVICE AREA IS PREDOMINANTLY SUBURBAN    AND RURAL. APPROXIMATELY    89 PERCENT OF ITS CUSTOMERS ARE CLASSIfiED AS RESIDENTIAL, AND ABOUT 7 PERCENT ARE CLASSIFIED AS COMMERCIAL OR INDUSTRIAL.    THE AVON WATER COMPANY, WHICH IS REGULATED BY PURA, SUPPLIES WATER TO 4,800 WATER CUSTOMERS, OR MORE THAN 16,000 PEOPLE, FOR RESIDENTIAL, COMMERCIAL, INDUSTRIAL AND MUNICIPAL PURPOSES IN THREE CONNECTICUT COMMUNITIES. SOURCES: 10 WELLS SERVICE AREA: AVON WATER’S SERVICE AREA IS PREDOMINANTLY SUBURBAN AND RURAL. APPROXIMATELY    89 PERCENT OF ITS CUSTOMERS ARE CLASSIfiED AS RESIDENTIAL, AND ABOUT 8 PERCENT ARE CLASSIFIED AS COMMERCIAL OR INDUSTRIAL. 16

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed by SJW Group with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.